Mail Stop 4561

August 21, 2007

Ms. Martha L. Long
Senior Vice President
Shelter Properties II-VI
55 Beattie Place
PO Box 1089
Greenville, SC   29602

   Re: Shelter Properties II-VI
     Forms 10-KSB for the years ended December 31, 2006
     Filed March 23, 2007
     File No. 000-10256
     Filed March 20, 2007
     File No. 000-10260
     Filed March 23, 2007
     File No. 000-10884
     Filed March 23, 2007
     File No. 000-11574
     Filed March 16, 2007
     File No. 000-13261

Dear Ms. Long:

  We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief